Mail Stop 4561
via fax (925) 236-4321

August 7, 2009

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

>   **Re: Sybase, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed on February 27, 2009**
>   **Form 10-Q for the Quarter Ended March 31, 2009**
>   **Filed on May 8, 2009**
>   **File No. 001-16493**

Dear Mr. Chen:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief